SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D
                               (Rule 13d-101)
                              Amendment No. 14

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                               RULE 13d-2(a)

                            HANNAFORD BROS. CO.
                              (Name of Issuer)

                       Common Stock, $0.75 par value
                       ------------------------------
                       (Title of Class of Securities)


                                510550 10 7
                               (CUSIP Number)

                           EMPIRE COMPANY LIMITED
                              115 King Street
                          Stellarton, Nova Scotia
                                  BOK 1S0
                                902-755-4440
                            Attn: Allan D. Rowe,
                           Senior Vice President,
                   Chief Financial Officer and Secretary
           ------------------------------------------------------


          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                           Milton G. Strom, Esq.
                           Skadden, Arps, Slate,
                             Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                                May 3, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


CUSIP No.  510550 10 7

1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON:

                       EMPIRE COMPANY LIMITED

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                              (a)[   ]
                              (b)[ X ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS:

            WC, AF, BK

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                 [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                        Canada (Nova Scotia)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7.    SOLE VOTING POWER

                              5,550,461

8.    SHARED VOTING POWER

                             4,868,104*

9.    SOLE DISPOSITIVE POWER

                              5,550,461

10.   SHARED DISPOSITIVE POWER

                             4,868,104*

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

                             10,799,812*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES:

                                [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               25.6%*

14.   TYPE OF REPORTING PERSON

                                 CO

--------
*     See Item 5 of this Amendment to the Schedule 13D.


CUSIP No. 510550 10 7

1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON:

                     E.C.L. INVESTMENTS LIMITED

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                               (a)[ ]
                              (b)[ X ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS:

                             WC, OO, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                 [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                        Canada (Nova Scotia)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7.    SOLE VOTING POWER

                                  0

8.    SHARED VOTING POWER

                             4,868,104*


9.    SOLE DISPOSITIVE POWER

                                  0

10.   SHARED DISPOSITIVE POWER

                             4,868,104*

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

                             4,868,104*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES:

                                 [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               11.5%*

14.   TYPE OF REPORTING PERSON

                                 CO


--------
*  See Item 5 of this Amendment to the Schedule 13D.


CUSIP No. 510550 10 7

1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON:

                              PAULJAN LIMITED

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                               (a)[   ]
                               (b)[ X ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS:

                                WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                  [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                        Canada (Nova Scotia)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7.    SOLE VOTING POWER

                                  0

8.    SHARED VOTING POWER

                               36,109*

9.    SOLE DISPOSITIVE POWER

                                  0

10.   SHARED DISPOSITIVE POWER

                               36,109*

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

                               36,109*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES:

                                [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0.1%*

14.   TYPE OF REPORTING PERSON

                                 CO

--------
*  See Item 5 of this Amendment to the Schedule 13D.


      CUSIP No. 510550 10 7

1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON:

              PENSION PLAN FOR EMPLOYEES OF SOBEYS INC.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                               (a)[   ]
                               (b)[ X ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS:

                                 PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                 [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                        Canada (Nova Scotia)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7.    SOLE VOTING POWER

                              366,428*

8.    SHARED VOTING POWER

                                  0

9.    SOLE DISPOSITIVE POWER

                              366,428*

10.   SHARED DISPOSITIVE POWER

                                  0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

                              366,428*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES:


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0.9%*

14.   TYPE OF REPORTING PERSON

                                 EP
--------
*  See Item 5 of this Amendment to the Schedule 13D.


CUSIP No. 510550 10 7

1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON:

              SOBEYS INC. MASTER TRUST INVESTMENT FUND

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                               (a)[   ]
                               (b)[ X ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS:

                                 PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):



6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                        Canada (Nova Scotia)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7.    SOLE VOTING POWER

                               14,819*

8.    SHARED VOTING POWER

                                  0

9.    SOLE DISPOSITIVE POWER

                               14,819*

10.   SHARED DISPOSITIVE POWER

                                  0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

                               14,819*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES:

                                 [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                .04%*

14.   TYPE OF REPORTING PERSON

                                 EP
--------
*  See Item 5 of this Amendment to the Schedule 13D.


CUSIP No. 510550 10 7

1.    NAME OF REPORTING PERSON S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON:

                           DAVID F. SOBEY

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                               (a)[   ]
                               (b)[ X ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS:

                                 00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                        Canada (Nova Scotia)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

7.    SOLE VOTING POWER

                                  0

8.    SHARED VOTING POWER

                               36,109*

9.    SOLE DISPOSITIVE POWER

                                  0

10.   SHARED DISPOSITIVE POWER

                               36,109*

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

                               36,109*

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES:

                              [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                .01%*

14.   TYPE OF REPORTING PERSON

                                 IN
--------
*  See Item 5 of this Amendment to the Schedule 13D.


      This Amendment No. 14 (the "Amendment") to the statement on Schedule 13D amends and supplements the statement on Schedule 13D originally filed on October 1, 1979 (the "Schedule 13D") and the amendments to the
Schedule 13D filed by the reporting persons with respect to the common stock, par value $.75 per share (the
"Common Stock"), of Hannaford Bros. Co. ("Hannaford").

ITEM  2.    IDENTITY AND BACKGROUND

            (a) The names of the persons filing this Amendment to this statement are Empire Company Limited ("Empire"), E.C.L. Investments Limited ("E.C.L."), Pauljan Limited ("Pauljan"), Sobeys Inc. Master Trust Investment Fund, a trust domiciled in Nova Scotia (the "Sobeys Trust"), the Pension Plan for Employees of Sobeys Inc. (formerly, Sobeys Stores Limited Profit Sharing and Retirement Plan, the "Sobeys Pension Plan") and David F. Sobey (collectively, the "Reporting Persons").

            (b) The business address of each of the Reporting Persons is the same as that of Empire set forth on the cover page to this Amendment.

            (c) Updated information as to each director and executive officer of (i) Empire, (ii) E.C.L., (iii) Pauljan and
                  (iv) the Sobeys Pension Plan and information as to the Sobeys Trust is set forth in Appendices A, B, C, D and E attached hereto, respectively, which Appendices are incorporated herein by reference. Except as indicated in the Appendices, all of the individuals referred to therein are citizens of Canada.

            (d) None of the Reporting Persons, or to the best of their knowledge, any person named in the Appendices has been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons, or to the best of their knowledge, any person named in the Appendices has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 4.  PURPOSE OF TRANSACTION


            On May 3, 1999, Empire notified Hannaford that the Amended and Restated Agreement, dated as of February 4, 1998, as amended by the Amendment Agreement, dated January 1, 1992, and the Second Amendment Agreement, dated as of May 14, 1996, among Empire, certain of its affiliates and Hannaford (the "Amended and Restated Agreement") will not be extended and therefore, by its terms, will terminate not later than December 31, 1999. Empire's purpose in delivering the notice is to enhance Empire's flexibility in realizing the inherent value in its shares of Hannaford Common Stock.

            The Reporting Persons currently do not have any plans or proposals which may relate to or would result in:

            (a) The acquisition of additional securities of Hannaford, or the disposition of securities of Hannaford;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hannaford or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of Hannaford or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of Hannaford, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of Hannaford;

            (f) Any other material change in Hannaford's business or corporate structure;

            (g) Any changes in Hannaford's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Hannaford by any person;

            (h) Causing a class of securities of Hannaford to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities Hannaford becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Exchange Act; or

            (j)   Any action similar to any of those enumerated above.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) In its Proxy Statement for its 1999 Annual Meeting of Shareholders, Hannaford stated that, as of March 23, 1999, there were a total of 42,229,109 shares of its Common Stock issued and outstanding. The percentages of outstanding shares of Hannaford Common Stock set forth below as beneficially owned by the reporting persons are based on this total number of outstanding shares. As of the date hereof:

            (i) Empire owns beneficially (including the shares reported in Items 5(a)(ii), (iv) and (v)) 10,799,812 shares or approximately 25.6% of the outstanding Hannaford Common Stock.

            (ii) E.C.L. owns beneficially 4,868,104 shares or approximately 11.5% of the outstanding Hannaford Common Stock.

            (iii) Pauljan and David F. Sobey share beneficial ownership of 36,109 shares or approximately 0.1% of the outstanding Hannaford Common Stock.

            (iv) The Sobeys Pension Plan owns beneficially 366,428 shares or approximately .9% of the outstanding Hannaford Common Stock.

            (v) The Sobeys Trust owns beneficially 14,819 shares or approximately .04% of the outstanding Hannaford Common Stock.

      Because the investment decisions of the Sobeys Pension Plan and the Sobeys Trust are made by its Pension Committee and Trustees, respectively, which are appointed and controlled by Empire, Empire may be deemed to be the beneficial owners of the shares of Hannaford Common Stock reported in
Item 5(a)(iv) and (v). Empire disclaims beneficial ownership of such shares.

      The total number of shares of Hannaford Common Stock beneficially owned by all the Reporting Persons is 10,835,921 or approximately 25.7% of the outstanding Hannaford Common Stock.

      (b) (i) Empire has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 10,799,812 shares of Hannaford Common Stock, and Empire shares with E.C.L. power to vote or to direct the vote, and power to dispose or to direct the disposition, of 4,868,104 shares of Hannaford Common Stock.

            (ii) E.C.L. shares with Empire power to vote or to direct the vote, and power to dispose or to direct the disposition, of 4,868,104 shares of Hannaford Common Stock.

            (iii) Pauljan and David F. Sobey share power to vote or to direct the vote, and power to dispose or to direct the disposition, of 36,109 shares of Hannaford Common Stock.

            (iv) the Sobeys Pension Plan has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition, of 366,428 shares of Hannaford Common Stock.

            (v) The Sobeys Trust has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 14,819 shares of Hannaford Common Stock.

      Because the investment decisions of the Sobeys Pension Plan and the Sobeys Trust are made by its Pension Committee and Trustees, respectively, which are appointed and controlled by Empire, Empire may be deemed to share power to vote or to direct the vote, or to dispose or to direct the disposition, of some or all of the shares reported in 5(a)(iv) and (v) with the entity holding such shares. Empire, disclaims sharing the power to vote or to direct the vote, or to dispose or to direct the disposition, of such shares.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See Item 4 regarding the notice of termination of the Amended and Restated Agreement sent by Empire to Hannaford on May 3, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      (1)  Agreement of Reporting Persons and Power of
            Attorney.

                                 SIGNATURE

            After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 4, 1999
                                    EMPIRE COMPANY LIMITED


                                    By: /s/Paul D. Sobey
                                        ----------------------
                                    Name:  Paul D. Sobey
                                    Title: President and Chief
                                             Executive Officer



                                    E.C.L. INVESTMENTS LIMITED


                                    By:/s/Paul D. Sobey
                                       -----------------------
                                    Name:  Paul D. Sobey
                                    Title: Secretary


                                    PAULJAN LIMITED


                                    By: /s/Paul D.Sobey
                                        ----------------------
                                    Name:  Paul D. Sobey
                                    Title: Secretary


                                    PENSION PLAN FOR EMPLOYEES
                                    OF SOBEYS INC.


                                    By:/s/Paul D. Sobey
                                       -----------------------
                                       Name:  Paul D. Sobey
                                       Title: Member of the
                                           Pension Committee


                                    SOBEYS INC. MASTER TRUST
                                    INVESTMENT FUND


                                    By:/s/Paul D. Sobey
                                       -----------------------
                                    Name: Paul D. Soby
                                    Title:Trustee


                                    /s/David F. Sobey
                                    --------------------------
                                    DAVID F. SOBEY



                                                                  Exhibit 1

 Agreement of the Reporting Persons as to the Filing of This Amendment and Power of Attorney


      Each of the undersigned hereby agrees, in accordance with the provisions of Rule 13d-(k)(1) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, that this amendment to the statement on Schedule 13D and any other amendment or amendments thereto is filed on behalf of each of them.

      Each of the undersigned hereby constitutes and appoints Allan D. Rowe and Paul D. Sobey, and each of them, the attorney of the undersigned, with full power of substitution and delegation, for him and in his name, place, and stead to sign this amendment to the statement on Schedule 13D and any other amendment or amendments thereto and to file the same with the Securities and Exchange Commission and to send copies thereof to any person or persons, in accordance with the provisions of the Securities Exchange Act of 1934, as amended.


                                    E.C.L. INVESTMENTS LIMITED



                                    By:/s/Paul D. Sobey
                                       -----------------------
                                       Name: Paul D. Sobey
                                       Title: Secretary


                                    PAULJAN LIMITED



                                    By:/s/Paul D. Sobey
                                       -----------------------
                                       Name: Paul D. Sobey
                                       Title: Secretary



                                          /s/David F. Sobey
                                          --------------------
                                          DAVID F. SOBEY


                                                                 Appendix A

                     Directors* and Executive Officers

                                     of

                                   Empire

       The names of the directors and names and titles of the executive officers of Empire and their business addresses and present principal occupations are set forth below. If no address is given, the director's or officer's business address is that of Empire. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Empire and each individual is a citizen of Canada.

Name, Business Address
   and Citizenship                 Title and Present Principal Occupation
----------------------             ---------------------------------------
Tom Bleasdale*                      Trustee of The Colonial Group of
11 Carriage Way                     Mutual Funds (financial management)
Danvers, MA 01923
Citizen of the U.S.A.

John C. Clark*                      Chairman, Connor Clark &Co. Ltd.
40 King St. W., Ste. 5110           (financial management)
P.O. Box 125
Toronto, Ontario M5H 3Y2

Sir Graham Day*                     Counsel to Stewart McKelvey Stirling
P.O. Box 423                        Seales (barristers and solicitors)
162 Avon Street,
Hantsport, NS B0P IP0

Robert Paul Dexter, Q.C.*           Chairman and Chief Executive Officer,
Maritime Marlin Travel              Maritime Travel (Group) Limited
2000 Barrington St., Ste. 202       (travel industry)
Cogswell Tower
Halifax, NS B3J 3K1

Peter Cowperthwaite Godsoe*         Chairman of the Board and Chief Exec-
44 King St. W.                      utive Officer, The Bank of Nova Scotia
Toronto, Ontario M5H 1H1            (banking)

James Wilson Gogan*                 Retired President and Chief Executive
183 High Street                     Officer of Empire
New Glasgow, NS B2H 2X1

Elizabeth Parr-Johnston*            President and Vice-Chancellor of the
P.O. Box 4400                       University of New Brunswick
Fredericton, NB E3B 5A3

James L. Moody, Jr.*                Retired Chairman, Hannaford Bros. Co.
16 Running Tide Road                (food distribution)
Cape Elizabeth, Maine 04107
Citizen of the U.S.A.

E. Courtney Pratt*                  Business executive
c/o Caldwell Partners
64 Prince Arthur Ave.
Toronto, Ontario M5R 1B4

John William Ritchie*               Chairman, Keltic Inc. (technology and
1809 Barrington St., Ste. 900       management services)
Halifax, NS B3J 3K8

Allan D. Rowe                       Senior Vice President, Chief
                                    Financial Officer and Secretary

John William Sinclair*              Retired
Greenhill, R.R. #2
Westville, NS B0K 2A0

Frank Cameron Sobey*                Chairman, Atlantic Shopping Centres
                                    Limited (real estate subsidiary)

David Frank Sobey*                  Chairman, Sobeys Inc. (food distribution
                                    subsidiary)

Donald Rae Sobey*                   Chairman of Empire

John Robert Sobey*                  President and Chief Operating Officer,
                                    Sobeys Inc. (food distribution company)

Paul David Sobey*                   President and Chief Executive Officer
                                    of Empire

Robert G.C. Sobey*                  Category Manager, Sobeys Inc.
                                   (food distribution subsidiary)

Douglas Basile Stewart*             Vice-Chairman and Chief Executive
                                    Officer, Sobeys Inc. (food distribution
                                    subsidiary)

Chester D. Thompson                 Controller of Empire


                                                                 APPENDIX B



                     Directors* and Executive Officers

                                     of

                                   E.C.L.


            The name of the directors and the names and titles of the executive officers of E.C.L. and their present principal occupations are set forth below. Each director's and officer's business address is that of E.C.L. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to E.C.L. and each individual is a citizen of Canada.

                                   Title;
Name and Business Address          Present Principal Occupation
-------------------------          ----------------------------

Donald R. Sobey*                   President; Chairman of Empire

Paul D. Sobey*                     Secretary; President and Chief
                                   Executive Officer of Empire


                                                                 APPENDIX C



                     Directors* and Executive Officers

                                     of

                                  Pauljan


            The name of the directors and the names and titles of the executive officers of Pauljan and their present principal occupations are set forth below. Each director's and officer's business address is that of Pauljan. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Pauljan and each individual is a citizen of Canada.


                                    Title;
Name                                Present Principal Occupation
----                                ----------------------------

David F. Sobey*                     President; Chairman of Sobey's
                                    Inc. (Food distribution
                                    subsidiary of Empire)

Fay B. Sobey*

Janice B. Sobey*

Paul D. Sobey*                Secretary; President and Chief
                              Executive Officer of Empire


                                                                 APPENDIX D



                             Pension Committee

                                     of

                          The Sobeys Pension Plan


            The names of the members of the Pension Committee of the Sobeys Pension Plan and business addresses and present principal occupations are set forth below. If no address is given, the member's business address is that of Empire. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to his position with Empire and each individual is a citizen of Canada.


Name and Business Address           Present Principal Occupation
-------------------------           ----------------------------

Donald R. Sobey                     Chairman of Empire

John Bragg                          President of Oxford Frozen Foods
P.O. Box 220                        (Food processing)
Oxford, NS  BOM 1P0

Lillian Cassidy                     Assistant to the Comptroller of
                                    Empire

Kevin A. Duggan                     Corporate Controller of Sobeys
                                    Inc.(food distribution subsidiary
                                    of Empire)

Stuart G. Fraser                    President of Empire Theatres Ltd.
                                    (movie theatre subsidiary of
                                    Empire)

James W. Gogan                      Retired President and Chief
                                    Executive Officer of Empire

John K. Lynn                        Senior Vice President, Employee
                                    and Corporate Relations of Sobeys
                                    Inc.(food distribution subsidiary
                                    of Empire)

Harry Munro                         Partner, MacIntosh, MacDonnell &
159 George Street                   MacDonald,(law firm).
P.O. Box 368
New Glasgow, NS B2H 5E5

Allan D. Rowe                       Senior Vice President and Chief
                                    Financial Officer of Empire

David F. Sobey                      Chairman of Sobeys Inc. (food
                                    distribution subsidiary of Empire)

Frank C. Sobey                      Vice Chairman, Vice President
                                    Development of Atlantic Shopping
                                    Centres Limited (real estate
                                    subsidiary of Empire)

John R. Sobey                       President and COO, Sobeys Inc.
                                    (food distribution subsidiary of
                                    Empire)

Karl R. Sobey                       President Retail Operations,
                                    Sobeys Inc. (food distribution
                                    subsidiary of Empire)

Paul D. Sobey                       President and Chief Executive
                                    Officer of Empire

Douglas B. Stewart                  Vice Chairman and Chief Executive
                                    Officer of Sobeys Inc. (food
                                    distribution subsidiary of Empire)

William Ritchie                     Chairman of Keltic Inc. (tech-
1809 Barrington St., Ste. 900       nology and management services)
Halifax, NS B3J 3K8

Stewart H. Mahoney                  Director Treasury Services of
                                    Empire


                                                                 APPENDIX E



                                  Trustees

                                     of

                              The Sobeys Trust


            The names of the trustees of the Sobeys Trust and their business addresses and present principal occupations are the same as set forth for the members of the Pension Committee of the Sobeys Pension Plan set in Appendix D.